March 24, 2016

VIA EDGAR AND E-MAIL

Mr. Perry J. Hindin

Special Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Correspondence from you dated March 22, 2016 concerning

Norfolk Southern Corporation

Preliminary Proxy Statement on Schedule 14A

filed by Canadian Pacific Railway Limited

Filed March 17, 2016

File No. 001-08339

Dear Mr. Hindin:

On behalf of Canadian Pacific Railway Limited (“Canadian Pacific”), we hereby submit for your review a revised preliminary proxy statement of Canadian Pacific (the “Revised Preliminary Proxy Statement”) with respect to the 2016 annual meeting of shareholders of Norfolk Southern Corporation (“Norfolk Southern”), originally filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2016. Reference is made to your comment letter, dated March 22, 2016, concerning Canadian Pacific’s preliminary proxy statement on Schedule 14A filed on March 17, 2016 (the “Preliminary Proxy Statement”). This letter is in response to your comment letter. We set forth your comments and our responses below.

General

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us, or disclose in the filing, support for the following:

Securities and Exchange Commission

Attention: Perry J. Hindin, Special Counsel

•	Disclosure on page 6 indicates that the contingent value rights offered by Canadian Pacific to Norfolk Southern shareholders, “would be expected to be a highly liquid instrument” and that Norfolk Southern “shareholders would be able to sell their CVRs in the market at or after the transaction closes into trust.”

•	Disclosure on page 8 indicates that Canadian Pacific “estimates more than $1.8 billion of annual operating synergies can be achieved at Norfolk Southern over the next several years…”

Response to Comment No. 1

The Preliminary Proxy Statement has been revised to reflect your comment. Please see pages 6 and 8 of the Revised Preliminary Proxy Statement. Additionally, we direct your attention to Canadian Pacific’s investor presentation dated December 16, 2015, which was filed with the Commission pursuant to Rule 425 that same day (https://www.sec.gov/Archives/edgar/data/16875/000119312515404740/d106979d425.htm) (the “December 16 Investor Presentation”). The December 16 Investor Presentation contains supplemental information regarding the contingent value rights offered by Canadian Pacific to Norfolk Southern shareholders as well as information regarding the $1.8 billion of annual operating synergies Canadian Pacific estimates can be achieved at Norfolk Southern over the next several years.

2.	With a view towards disclosure, please advise us of the involvement, if any, of Mr. William Ackman and Pershing Square in Canadian Pacific’s solicitation efforts. Although not disclosed in the section of the proxy statement entitled “Background Information and Past Contacts,” it is our understanding that:

•	Mr. Ackman and members of Canadian Pacific management jointly hosted the investor telephone call on December 8, 2015 to discuss Canadian Pacific’s second proposal and Mr. Ackman made his own presentation.

•	Mr. Ackman and members of Canadian Pacific management jointly hosted the investor telephone call on December 15, 2015 to discuss Canadian Pacific’s third proposal and Mr. Ackman made his own presentation.

Response to Comment No. 2

The Preliminary Proxy Statement disclosed Mr. Ackman, individually, and Pershing Square Capital Management, L.P. (“Pershing Square”) as participants in Canadian Pacific’s solicitation of proxies in connection with Norfolk Southern’s 2016 annual meeting of shareholders. Mr. Ackman, in his capacity as chief executive officer of Pershing Square, participated in Canadian Pacific’s investor presentations on December 8 and December 16, 2016, to provide an investor’s perspective on the proposed combination of Canadian Pacific and Norfolk Southern. These presentations, including the portions presented by Mr. Ackman, were filed by Canadian Pacific with the Commission pursuant to Rule 425 (see https://www.sec.gov/Archives/edgar/data/16875/ 000119312515397932/d53524d425.htm and https://www.sec.gov/Archives/edgar/data/ 16875/000119312515404740/d106979d425.htm). The Preliminary Proxy Statement has been revised to add disclosure regarding Mr. Ackman’s participation in these presentations. Please see pages 5 and 6 of the Revised Preliminary Proxy Statement.

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Securities and Exchange Commission

Attention: Perry J. Hindin, Special Counsel

Please note that Canadian Pacific has included certain limited changes to the Revised Preliminary Proxy Statement other than those in response to your comments.

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Please call Anthony Vernace (212-455-7136) or Lee Meyerson (212-455-3675) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Anthony F. Vernace
Anthony F. Vernace

cc:	Jeffrey J. Ellis Chief Legal Officer and Corporate Secretary Canadian Pacific Railway Limited